Mail-Stop 4561
		 							August 1, 2007

Via facsimile and U.S. Mail
Mr. W.B. Marsh
President and Chief Executive Officer
First Commerce Bancorp, Inc.
500 North Ellington Parkway
Lewisburg, Tennessee 37091

Re:    First Commerce Bancorp, Inc.
                      Revised Preliminary Proxy Statement and
Schedule 13E-3
	         File Nos. 0-52257 (Proxy), 005-82901 (Schedule 13E-
3)
                     Filed July 24, 2007

Dear Mr. Marsh:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement
General
1. Please file on EDGAR, as correspondence, the opinion of counsel that your common stock and your newly authorized Class A and B stock are separate classes of securities under state law.






Questions and Answers, page 1
2. We reissue the last sentence of our previously issued comment numbered 11. Disclose, in the first answer on page 3, what investor protection rules will still be applied by the remaining regulators.

Closing Comments

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment and voting decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.




	Any questions regarding the comments may be directed to Michael
Clampitt at (202) 551-3434 or to me at (202) 551-3698.

						Sincerely,

						Mark Webb
						Branch Chief
						Financial Services Group
CC:	Via U.S. Mail and Fax:
	Bob F. Thompson, Esq.
	Bass, Berry & Sims PLC
	315 Deaderick Street, Suite 7200
	Nashville, Tennessee 37238-0002
	Phone (615) 742-6200
	Facsimile (615) 742-2813
Mr. W. B. Marsh
First Commerce Bancorp, Inc.
Page 3